UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER

SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-31590

PROTEXT MOBILITY, INC.

(Exact name of registrant as specified in its charter)

2255 Glades Rd., Suite 324A, Boca Raton, Florida 33431

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK, $0.00001 PAR VALUE PER SHARE

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[X]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]
Rule 15d-22(b)	[ ]

Approximate number of holders of record as of the certification or notice date:  Less than 500, each holding shares of the Registrant’s common stock.  The Registrant has 151 stockholders of record on the date hereof.

The Registrant respectfully requests that the Commission accelerate the effective date of this Notice of Termination because the Registrant is delinquent in its reporting obligations and because it is unable to obtain in a timely manner an audit of its annual financial statements and review of its quarterly financial statements now delinquent.

Pursuant to the requirements of the Securities Exchange Act of 1934 Protext Mobility, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 27, 2017

By:   /s/ Roger Baylis-Duffield

Roger Baylis-Duffield

CEO